FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 25, 2008

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Board Resolution to propose the distribution of 2007 profits” dated April 25, 2008.
2.	Taiwan Stock Exchange filing entitled, “The Board Resolution to propose the capitalization of stock dividends and employee stock bonus” dated April 25, 2008.
3.	Taiwan Stock Exchange filing entitled, “The Board resolution to invest in a LED manufacturing subsidiary” dated April 25, 2008.
4.	Taiwan Stock Exchange filing entitled, “The Board resolution to invest in a LCM manufacturing factory in Europe” dated April 25, 2008.
5.	Taiwan Stock Exchange filing entitled, “The Board resolution to indirectly invest in AU Optronics (Xiamen) Corp.” dated April 25, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: April 25, 2008	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
April 25, 2008
English Language Summary

Subject:	The Board Resolution to propose the distribution of 2007 profits
Regulation:	Published pursuant to Article 2-14 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:	2008/04/25

Content:

1.	Date of the board of directors resolution: 2008/04/25
2.	Type and monetary amount of dividend distribution:
(1)	Stock dividends of NT$3,934,115,420 (NT$0.5 per share, i.e., 50 shares for every 1,000 shares)
(2)	Cash dividends of NT$19,670,577,110 (NT$2.5 per share, i.e., NT$2,500 for every 1,000 shares)
3.	Any other matters that need to be specified:
(1)	Proposal for employee's bonus of NT$1,624,831,654 in cash and NT$2,437,247,480 in stock,and profit sharing of NT$138,603,030 for the board of directors.
(2)	The amount of employee stock bonus is estimated to be 38.25% of the total capitalization resulting from stock dividends and employee stock bonus.
(3)	Adjusted EPS will be NT$6.69 to reflect the distribution of employee bonus and profit sharing for the board of directors.

Item 2

AU Optronics Corp.
April 25, 2008
English Language Summary

Subject:	The Board Resolution to propose the capitalization of stock dividends and employee stock bonus
Regulation:	Published pursuant to Article 2-11 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:	2008/04/25

Content:

1.	Date of the board of directors resolution: 2008/04/25
2.	Source of capital increase funds: The distributable earnings of 2007.
3.	Number of shares issued: 637,136,290 shares (including employee stock bonus)
4.	Par value per share:NT$10
5.	Total monetary amount of the issue: NT$6,371,362,900
6.	Issue price: N/A
7.	Number of shares subscribed by or allotted to employees: 243,724,748 shares
8.	Number of shares publicly sold: N/A
9.	Ratio of shares subscribed by or allotted as stock dividends to existing shareholders: 50 shares for every 1,000 shares held by common stock holders
10.	Method of handling fractional shares and shares unsubscribed by the deadline:
If a portion of the dividend does not amount to one full share, the shareholders concerned may arrange pooling together their fractional shares to form one full share and register the same within 5 days after the record date. Otherwise shareholders will be paid for unregistered fractions of shares in cash based on the fraction of the face value represented, calculations will be rounded down to the nearest one NTD (any amounts under one NTD will be discarded). The remaining shares will be designated for subscription at face value by AUO Employee Welfare Commission.
11.	Rights and obligations of the newly issued shares: Same as those of existing common shares
12.	Utilization of the funds from the capital increase: For capacity expansion
13.	Any other matters that need to be specified: Nil

Item 3

AU Optronics Corp.
April 25, 2008
English Language Summary

Subject:	The Board resolution to invest in a LED manufacturing subsidiary
Regulation:	Published pursuant to Article 2-15 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:	2008/04/25

Content:

1.	Date of the resolution by the board of directors or shareholders’meeting: 2008/04/25
2.	Content of the investment plan:
To invest in a newly-established LED manufacturing subsidiary with the authorized capital amount of NT$ 1.5 billion.
3.	Anticipated date of execution of the investment: To be determined.
4.	Source of funds: Operating profit.
5.	Concrete purpose/objective: To secure the stable source, cost advantage and technology advance of LED supplies.
6.	Any other matters that need to be specified: Nil.

Item 4

AU Optronics Corp.
April 25, 2008
English Language Summary

Subject:	The Board resolution to invest in a LCM manafacturing factory in Europe
Regulation:	Published pursuant to Article 2-15 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:	2008/04/25

Content:

1.	Date of the resolution by the board of directors or shareholders’meeting: 2008/04/25
2.	Content of the investment plan:
To establish in a LCM manafacturing plant in Europe
3.	Anticipated date of execution of the investment: To be determined.
4.	Source of funds: Operating profit.
5.	Concrete purpose/objective: To provide on-time delivery to clients and avoid customs duty cost.
6.	Any other matters that need to be specified: Nil.

Item 5
AU Optronics Corp.
April 25, 2008
English Language Summary

Subject:	The Board resolution to indirectly invest in AU Optronics (Xiamen) Corp.
Regulation:	Published pursuant to Article 2-15 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:	2008/04/25

Content:

1.	Date of occurrence of the event: 2008/04/25
2.	Method of the present increase (decrease) in investment:
The investment will be the cash from the Company or the profit distribution from AU Optronics (Suzhou) Co. to AU Optronics (Labuan) Co., then re-invest in AU Optronics (Xiamen) Corp.
3.	Transaction volume, price per unit, and total monetary amount of the transaction: Total amount of US$80 million
4.	Company name of the invested mainland Chinese company: AU Optronics (Xiamen) Corp.
5.	Paid-in capital of said invested mainland Chinese company: US$130 million
6.	Amount of new capital increment currently planned by said invested mainland Chinese company: US$80 million
7.	Main business items of said invested mainland Chinese company:
The production and assembly of TFT-LCD module.
8.	Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A
9.	Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB 925,798 thousand
10.	Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB (92,768) thousand
11.	Amount of actual investment to date in said invested mainland Chinese company: US$130 million
12.       Counterparty to the transaction and its relationship to the Company: The 100%-owned subsidiary of the Company
13.       Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A
14.
Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times: N/A

15.	Gain (or loss) on disposal: N/A
16.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A
17.	The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: N/A
18.	Broker: N/A
19.	Concrete purpose of the acquisition or disposal: Long term investment
20.	Do the directors have any objection to the present transaction?: No
21.	Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$601.5 million
22.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 24.82%

23.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 3.51%

24.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 7.66%

25.	Total amount of actual investment in the mainland China area to date: US$433.5 million
26.	Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 18.29%
27.	Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 2.59%
28.	Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 5.65%

29.	Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:
2006: US$(12,949) thousand
2005: US$22,734 thousand
2004: US$28,120 thousand
30.	Amount of profit remitted back to Taiwan for the most recent three fiscal years: Nil
31.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: N/A
32.	Any other matters that need to be specified: Nil